

February 9, 2021

Duncan Peyton
Chief Executive Officer
4D Pharma PLC
5th Floor, 9 Bond Court
Leeds
LS1 2JZ
United Kingdom

> **Re: 4D Pharma PLC**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed on January 28, 2021**
> **File No. 333-250986**

Dear Mr. Peyton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-4, Filed January 28, 2021

Exhibits

1. We note your response to our prior comment number 2 and your tax opinion filed as Exhibit 8.1. Please further address the following:
    • Please revise your disclosure to clearly express an opinion on the U.S. federal tax treatment of the transaction. As currently drafted you state that the transaction "is intended to qualify" as a reorganization but express no actual opinion. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences you may issue a

"should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. Refer to Staff Legal Bulletin No. 19, Section III.C.4.

- Your tax opinion filed as Exhibit 8.1 excludes "any statements regarding the classification of either the Company or Longevity as a 'passive foreign investment company' for United States federal income tax purposes." As noted in Staff Legal Bulletin No. 19, Section III.C.1., your tax opinion should address and express a conclusion for each material federal tax consequence, or if the author of the opinion is unable to opine on a material tax consequence, the opinion should state this fact clearly. Please revise your disclosure both in the Risk Factors on pages 44 and 93 and in the Material Tax Consequences section starting on page 144 to comply, and revise Exhibit 8.1 accordingly.

2. Please remove the assumptions contained in Section 3.1(i), (j), (k), (l), (o), (p), (q) and (s) of your Exhibit 5.1 legal opinion. Alternatively, explain and support each assumption, as they appear to be overly broad or inappropriate. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 regarding permissible assumptions.

General

3. We note your response to prior comment 5 but are unable to agree. In our view, the issuance of the warrants is a Section 2(a)(3) disposition for value. Thus, please revise your registration statement to register the issuance of the warrants.

You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Bradley Finkelstein, Esq.